UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2005            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated June 14, 2005.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: June 16, 2005	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

June 14, 2005

TSX-V: EPZ

      www.esperanzasilver.com

NEWS RELEASE

APPOINTMENT OF NEW DIRECTORS AND GRANTING OF STOCK OPTIONS

Esperanza Silver Corporation (“Esperanza” or the “Company”) is pleased to announce the appointment of Mr. Steven Ristorcelli and Mr. Joseph Ovsenek to the board of directors.

Mr. Ovsenek is Senior Vice-President of Silver Standard Resources Inc.  Mr. Ristorcelli is Principal Geologist of Mine Development Associates, a well known mining consultancy.

The Company also announces that pursuant to the Company’s Stock Option Plan, 875,000 incentive stock options exercisable at $0.40 per share for a period of five years have been granted to certain directors, officers, employees and consultants of the Company.

Esperanza Silver is dedicated to the exploration and discovery of new silver projects in the Americas. It currently is active in Mexico, Peru and Bolivia. It uses a combination of advanced exploration technology and basic geologic prospecting techniques to add value to its prospects..

For further information contact:

William Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

responsibility for the adequacy or accuracy of this news release